                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 7)1

                                   MIDAS INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   595626 10 2
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                   May 9, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  See Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

-----------------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

----------------------                                     ---------------------
CUSIP No. 595626 10 2                 13D                    Page 2 of 14 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0 shares
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               1,452,386 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               1,452,386 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,452,386 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP No. 595626 10 2                 13D                    Page 3 of 14 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     MLF Offshore Portfolio Company, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0 shares
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               1,452,386 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               1,452,386 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,452,386 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP No. 595626 10 2                 13D                    Page 4 of 14 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     MLF Cayman GP, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF,OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0 shares
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               1,452,386 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               1,452,386 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,452,386 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

----------------------                                     ---------------------
CUSIP No. 595626 10 2                 13D                    Page 5 of 14 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0 shares
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               1,452,386 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               1,452,386 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,452,386 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

----------------------                                     ---------------------
CUSIP No. 595626 10 2                 13D                    Page 6 of 14 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     MLF Holdings, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0 shares
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               1,452,386 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               1,452,386 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,452,386 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

----------------------                                     ---------------------
CUSIP No. 595626 10 2                 13D                    Page 7 of 14 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0 shares
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               1,452,386 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               1,452,386 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,452,386 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

----------------------                                     ---------------------
CUSIP No. 595626 10 2                 13D                    Page 8 of 14 Pages
----------------------                                     ---------------------

     The following  constitutes  Amendment No. 7 ("Amendment No. 7") to Schedule
13D, as amended to date, filed by the undersigned  (the "Schedule 13D").  Except as  specifically  amended by this  Amendment  No. 7, the Schedule 13D remains in full force and effect.

     Item 2 is amended in its entirety to read as follows:

Item 2.   Identity and Background.

     This Schedule 13D is filed by MLF Investments,  LLC ("MLFI"),  MLF Offshore
Portfolio  Company,  L.P. ("MLF Offshore"),  MLF Cayman GP, Ltd. ("MLF Cayman"),
MLF Capital Management, L.P. ("MLF Capital"), MLF Holdings, LLC ("MLF Holdings")
and Matthew L. Feshbach (together,  the "Reporting Persons"), who act as a group with regards to certain aspects of shares of Common Stock.

     MLF Offshore is a limited partnership organized and existing under the laws of the  Cayman  Islands.  The  principal  business  of MLF  Offshore  is private investment consulting.  MLF Cayman is a corporation organized and existing under the laws of the Cayman Islands.  The principal business of MLF Cayman is private investment  consulting  and acting as the general  partner of MLF Offshore.  MLF
Capital is a limited  partnership  organized and existing  under the laws of the
State of Delaware.  The principal  business of MLF Capital is private  investing and  acting as  manager  of MLF  Cayman.  MLF  Holdings  is a limited  liability company,  organized  and existing  under the laws of the state of Delaware.  The principal  business  of MLF  Holdings  is private  investment  and acting as the general  partner of MLF Capital.  The  business  address of MLF Offshore and MLF
Cayman is c/o Trident Trust Company  (Cayman) Ltd., One Capital Place,  P.O. Box
847, Grand Cayman,  Cayman Islands,  B.W.I.  MLF Capital is the manager and sole shareholder of MLF Cayman.  The business address of MLF Capital and MLF Holdings is 455 N. Indian Rocks Road, Suite B, Belleair Bluffs, Florida 33770.

     MLFI is a limited liability company,  organized and existing under the laws of the State of Delaware.  The principal  business of MLFI is private investment consulting  and acting as the investment  advisor of MLF Offshore.  The business address of MLFI is 455 N. Indian Rocks Road, Suite B, Belleair  Bluffs,  Florida
33770.

     Matthew L. Feshbach  (together with MLFI, MLF Holdings,  MLF Offshore,  MLF
Cayman and MLF Capital, the "Reporting Persons") is an individual whose business address is 455 N. Indian Rocks Road,  Suite B, Belleair  Bluffs,  Florida 33770.
His principal  occupation  is managing  member of each of MLFI and MLF Holdings.
During the last five years, none of MLFI, MLF Offshore, MLF Cayman, MLF Capital,
MLF  Holdings,  or Mr.  Feshbach  has been  convicted  in a criminal  proceeding
(excluding traffic violations or similar misdemeanors).  In addition, during the last five years,  none of MLFI,  MLF  Offshore,  MLF Cayman,  MLF  Capital,  MLF
Holdings or Mr. Feshbach has been a party to a civil  proceeding of any judicial or administrative  body of competent  jurisdiction as a result of which it or he was or is  subject  to a  judgment,  decree,  or final  order  enjoining  future violations  of, or prohibiting  or mandating  activities  subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3 is amended in its entirety to read as follows:

Item 3.   Source and Amount of Funds or Other Consideration.

     As of  May 9,  2006,  each  of the  Reporting  Persons  beneficially  owned
1,452,386  shares of Common  Stock.  The funds used to  purchase  such shares of
Common  Stock came from the working  capital and margin  borrowings  under usual terms  and  conditions  of MLF  Offshore.  Such  shares  of  Common  Stock  were accumulated  through  purchases made on the open market and contributions by its
partners  at  an  aggregate  cost  of   approximately   $15,629,083.69(including
brokerage commissions).

----------------------                                     ---------------------
CUSIP No. 595626 10 2                 13D                    Page 9 of 14 Pages
----------------------                                     ---------------------

     Items 5(a) and (b) are amended in their entirety to read as follows:

Item 5.   Interests in Securities in the Issuer.

     (a) Each of the Reporting  Persons  beneficially  owns 1,452,386  shares of
Common Stock or 9.3% of the shares of Common Stock  outstanding.  The  aggregate percentage of shares of Common Stock reported owned by each Reporting  Person is based upon 15,591,964 shares of Common Stock outstanding as of March 17, 2006(as disclosed by the Issuer's  Definitive  Proxy Statement on Schedule 14A and filed with the Securities and Exchange Commission on March 31, 2006).

     (b) Each of the Reporting Persons shares the power to vote or to direct the vote and the power to dispose or to direct the  disposition of 1,452,386  shares of Common Stock, or 9.3% of the shares of Common Stock outstanding.

     Item 5(c) is hereby amended to include the following:

     (c) The Reporting  Persons had no  transactions  within the past 60 days of this Schedule 13D with respect to the shares of Common Stock other than:

     On May 2, 2006,  MLF Offshore made a gift of 217,959 shares of Common Stock to a charitable institution.

     On May 9, 2006,  MLF  Offshore  sold  520,575  shares in the open market at
$21.7876 per share.

     Item 7 is hereby amended in its entirety to read as follows:

Item 7.   Material to Be Filed as Exhibits.

     Exhibit No. 2 - Agreement to File Joint  Schedule 13D dated May 11, 2006 by and among MLFI,  MLF  Offshore,  MLF Cayman,  MLF Capital,  MLF Holdings and Mr.
Feshbach.

             [The remainder of this page was purposely left blank.]

----------------------                                     ---------------------
CUSIP No. 595626 10 2                 13D                    Page 10 of 14 Pages
----------------------                                     ---------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2006

                                            /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            MATTHEW L. FESHBACH

                                            MLF INVESTMENTS, LLC

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name:  Matthew L. Feshbach
                                                Title: Managing Member

                                            MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                            By: MLF Cayman GP, Ltd.
                                                Title: General Partner

                                            By: MLF Capital Management, L.P.
                                                Sole shareholder

                                            By: MLF Holdings, LLC,
                                                General Partner

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name:  Matthew L. Feshbach
                                                Title: Managing Member

                                            MLF CAYMAN GP, LTD.

                                            By: MLF Capital Management, L.P.
                                                Sole shareholder

                                            By: MLF Holdings, LLC,
                                                General Partner

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name:  Matthew L. Feshbach
                                                Title: Managing Member

----------------------                                     ---------------------
CUSIP No. 595626 10 2                 13D                    Page 11 of 14 Pages
----------------------                                     ---------------------

                                            MLF CAPITAL MANAGEMENT, L.P.

                                            By: MLF Holdings, LLC
                                                General Partner

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name:  Matthew L. Feshbach
                                                Title: Managing Member

                                            MLF HOLDINGS, LLC

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name:  Matthew L. Feshbach
                                                Title: Managing Member

----------------------                                     ---------------------
CUSIP No. 595626 10 2                 13D                    Page 12 of 14 Pages
----------------------                                     ---------------------

                                  EXHIBIT INDEX

Exhibit                                                                  Page
-------                                                                  ----

1.   Exhibit No. 1 - Agreement  to File Joint  Schedule  13D          Previously
     dated January 15, 2004 by and among MLFI, MLF Offshore,            filed.
     MLF Cayman, MLF Capital, MLFP and Mr. Feshbach.

2.   Exhibit No. 2 - Agreement  to File Joint  Schedule  13D            13-14
     dated May 11, 2006 by and among MLFI, MLF Offshore, MLF
     Cayman, MLF Capital, MLF Holdings and Mr. Feshbach.

----------------------                                     ---------------------
CUSIP No. 595626 10 2                 13D                    Page 13 of 14 Pages
----------------------                                     ---------------------

EXHIBIT 2

                      AGREEMENT TO FILE JOINT SCHEDULE 13D

     Pursuant  to  Regulation  Section  240.13d-1(k)(1)  promulgated  under  the
Securities  Exchange  Act of 1934,  the  undersigned  hereby agree that only one statement containing the information required on Schedule 13D need be filed with respect to beneficial  ownership by each of the  undersigned  of common stock of
Midas Inc., and that such statement shall be filed on behalf of each of them.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: May 11, 2006

                                            /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            MATTHEW L. FESHBACH

                                            MLF INVESTMENTS, LLC

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name:  Matthew L. Feshbach
                                                Title: Managing Member

                                            MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                            By: MLF Cayman GP, Ltd.
                                                Title: General Partner

                                            By: MLF Capital Management, L.P.
                                                Sole shareholder

                                            By: MLF Holdings, LLC,
                                                General Partner

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name:  Matthew L. Feshbach
                                                Title: Managing Member

                                            MLF CAYMAN GP, LTD.

                                            By: MLF Capital Management, L.P.
                                                Sole shareholder

                                            By: MLF Holdings, LLC,
                                                General Partner

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name:  Matthew L. Feshbach
                                                Title: Managing Member

----------------------                                     ---------------------
CUSIP No. 595626 10 2                 13D                    Page 14 of 14 Pages
----------------------                                     ---------------------

                                            MLF CAPITAL MANAGEMENT, L.P.

                                            By: MLF Holdings, LLC
                                                General Partner

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name:  Matthew L. Feshbach
                                                Title: Managing Member

                                            MLF HOLDINGS, LLC

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name:  Matthew L. Feshbach
                                                Title: Managing Member